Exhibit 99.1

Claude Enters Into Agreement to Sell Madsen Gold Project

Trading Symbol
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Dec. 19, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) today announced that it has entered into a Definitive Agreement (the "Agreement") to sell Claude's 100 percent interest in the Madsen Gold Project in Red Lake, Ontario Canada to Laurentian Goldfields Ltd. ("Laurentian") (TSX.V: LGF).

Under the terms of the Agreement, Claude will receive cash and equity ("Consideration") from Laurentian. Consideration will consist of CDN $3.75 million cash payable upon closing of the transaction, CDN $2.5 million cash payable three months following the closing of the transaction, CDN $2.5 million cash or equity (at Laurentian's option) payable six months following the close of the transaction and share consideration representing 19.9 percent of Laurentian's shares outstanding following the closing of the transaction. Claude will have the option to participate in any future equity offerings to maintain ownership position in Laurentian so long as Claude retains a minimum 9.9 percent ownership interest in Laurentian.

Neil McMillan, President and CEO stated, "The sale of the Madsen Gold Project aligns with Claude's strategic plan to focus on improving the Company's cash flow, margins and Balance Sheet. Laurentian's Management have a proven track record in exploration and development of gold assets and have significant experience and knowledge of the Red Lake gold camp. With Laurentian's strong technical team, we are confident in the opportunity that exists at the Madsen asset and are pleased that our shareholders, through Claude's equity ownership in Laurentian, will retain exposure to the potential upside in its advancement."

Laurentian intends to focus exploration efforts on increasing the existing high grade gold resource at the Madsen Gold Project,  through development of prospective targets along the 12 km-long Madsen Mine Trend and the 10 km-long '8 Zone' corridor, while simultaneously assessing a low-capital production opportunity.

Closing of the Madsen transaction is expected in February 2014 and is subject to Laurentian receiving all required shareholder, regulatory and third party consents, satisfaction of customary closing conditions and the completion of a financing by Laurentian to raise minimum gross proceeds of CDN $7.5 million.

Clarus Securities Inc. is acting as financial advisor to Claude and Macquarie Capital Markets Canada Ltd. is acting as financial advisor to Laurentian with respect to Laurentian's acquisition and financing.

About Laurentian Goldfields Ltd.

Laurentian Goldfields Ltd. is a team of highly skilled exploration professionals led by Darin Labrenz, President & CEO, focused on the generation of high quality exploration projects. Laurentian's use of leading edge exploration concepts and techniques has attracted major mining companies as strategic mining investors and partners. Laurentian's experienced management team and board of directors is committed to utilizing its extensive industry experience to identify and acquire exceptional exploration and development opportunities, unlocking value and shareholder growth.

As part of this transformational acquisition, upon closing Laurentian will take the necessary steps and seek shareholder approval to compose its Board of the following mining professionals:

Darin Labrenz
Mark O'Dea
Graeme Currie
Troy Fierro
Lenard Boggio

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Senior Vice President & COO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:15e 19-DEC-13